Filed Pursuant to Rule 433

Dated August 24, 2021

Registration Statement: No. 333-251156

The Charles Schwab Corporation

$850,000,000 1.950% SENIOR NOTES DUE 2031 (the “Senior Notes”)

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation (“CSC”), a Delaware corporation

Expected Ratings: (Moody’s / S&P / Fitch)*	A2 (Stable) / A (Stable) / A (Stable)

Security Type:	Senior Unsecured Notes

Pricing Date:	August 24, 2021

Settlement Date:	August 26, 2021 (T+2)

Principal Amount:	$850,000,000

Maturity Date:	December 1, 2031

Interest Payment Dates:	June 1 and December 1, commencing on December 1, 2021

Interest Record Dates:	May 16 and November 16

Day Count:	30/360

Benchmark Treasury:	1.250% UST due August 15, 2031

Benchmark Treasury Price / Yield:	99-20+ / 1.289%

Spread to Benchmark Treasury:	+68 bps

Yield to Maturity:	1.969%

Coupon:	1.950%

Public Offering Price:	99.825%

Gross Proceeds to CSC:	$848,512,500

Underwriting Discount per note paid by CSC:	0.650%

Aggregate Underwriting Discount paid by CSC:	$5,525,000

Net Proceeds to CSC (after the underwriting discount, but before deducting offering expenses):	$842,987,500

Optional Redemption: Make-Whole Call:

On or after February 26, 2022 and prior to September 1, 2031, CSC may redeem some or all of the Senior Notes at any time at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Senior Notes to be redeemed or

(ii) the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the redemption date), assuming for this purpose that the Senior Notes would mature on September 1, 2031, discounted to the redemption date on a semiannual basis at the Treasury Rate plus 12.5 basis points, plus, in either case, accrued and unpaid interest to, but not including, the redemption date.

Par Call:	On or after September 1, 2031, CSC may redeem some or all of the Senior Notes at any time at a redemption price (calculated by CSC) equal to 100% of the principal amount of the Senior Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.

CUSIP / ISIN:	808513 BT1 / US808513BT10

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Senior Co-Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Co-Managers:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, J.P. Morgan Securities LLC collect at (212) 834-4533 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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